Exhibit 99.1

Double Hull Tankers, Inc. (tbr DHT Maritime, Inc.)
2008 Annual Shareholders Meeting

ST. HELIER, JERSEY, CHANNEL ISLANDS, June 27, 2008 – Double Hull Tankers, Inc. (“DHT”) (NYSE:DHT) today announced the results of the 2008 Annual Shareholders Meeting.

The 2008 Annual Shareholders Meeting was held on Wednesday, June 18, 2008. The shareholders, in line with the Company’s proxy statement, approved the change of name of the Company to:
DHT Maritime, Inc.

The shareholders also voted to re-elect Erik A. Lind as DHT’s Class I Director for a term of three years and to ratify Ernst & Young LLP as DHT’s independent auditors for the 2008 fiscal year.

Please visit our website www.dhtmaritime.com for further information on DHT Maritime.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712 (mobile)
E-mail: info@dhtmaritime.com and eu@tankersservices.com